The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Pricing Supplement      SUBJECT TO COMPLETION      February 15, 2007

         Pricing Supplement to the Prospectus dated January 5, 2007 and the Prospectus Supplement dated January 5, 2007

 [RBC LOGO]           US$
                      Royal Bank of Canada
                      Hyper Lever Notes due February 26, 2010
                      Linked to the Performance of a Basket of Commodities

Issuer:                 Royal Bank of Canada ("Royal Bank")
Series:                 Senior Global Medium-Term Notes, Series C
Issue Date:             February 28, 2007
Maturity Date and Term: February 26, 2010 (resulting in a term to maturity of approximately three years).
Coupon:                 We will not pay you interest during the term of the
                        Notes.
Basket:                 The payment at maturity on the Notes are linked to the
                        value of an equally weighted basket (the "Basket") consisting of five commodities (each a "Basket
                        Commodity", and together, the "Basket Commodities").
                        Such weightings will be achieved by providing a Component Weight for each Basket Commodity as follows:

                        Basket Commodity             Component Weight         Initial Levels
                        ----------------             ----------------         --------------
                        Aluminum                           20.00%                  $ton
                        Copper                             20.00%                 $/ton
                        Nickel                             20.00%                 $/ton
                        Zinc                               20.00%                 $/ton
                        Crude Oil                          20.00%                $/barrel

Minimum Investment:     US$1,000.
Denomination:           US$1,000 (except that non-U.S. investors may be subject
                        to higher minimums).
Payment at Maturity:    If the basket level on the final valuation date is
                        greater than the basket level on the initial valuation
                        date, the Percentage Change will be positive and at
                        maturity you will receive an amount equal to:
                        Principal Amount + (Principal Amount x Percentage Change
                        x Participation Rate)
                        If the basket level on the final valuation date is less
                        than the basket level on the initial valuation date, the
                        Percentage Change will be negative and you will receive
                        less than all of the Principal Amount, in an amount
                        equal to:
                        Principal Amount + (Principal Amount x Percentage
                        Change)
Participation Rate:     400%.
Percentage Change:      The Percentage Change is an amount (expressed as a
                        percentage and rounded to two decimal places) equal to the sum of the Weighted Component Changes for the five
                        Basket Commodities.
                        The Weighted Component Change for each Basket Commodity will be determined as follows:

                                                     (C(f)  -  C(i))
                              Component Weight   x   ---------------
                                                           C(i)
                        where,
                        C(f) is the Reference Price of the Basket Commodity,
                        "C", on February 24, 2010 (the "final valuation date")
                        C(i) is the Reference Price of the Basket Commodity,
                        "C", on February 26, 2007 (the "initial valuation date")
                        The Reference Prices for each Basket Commodity will be
                        determined by reference to the official settlement
                        prices of certain futures and forward contracts traded
                        on the London Metal Exchange (the "LME") for aluminum,
                        copper, nickel and zinc and the New York Mercantile
                        Exchange, Inc. (the "NYMEX") for crude oil. For the
                        definition of Reference Prices, see page P-19.
Clearance and
Settlement:             DTC global (including through its indirect participants
                        Euroclear and Clearstream, Luxembourg as described under
                        "Ownership and Book-Entry Issuance" in the accompanying
                        prospectus).
CUSIP Number:           78008EDD6
Listing:                The Notes will not be listed on any securities exchange
                        or quotation system.
Calculation Agent:      The Bank of New York

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-6 of this pricing supplement and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                                                                                Proceeds to Royal
                                   Price to Public      Agent's Commission       Bank of Canada
                                   ---------------      ------------------       --------------
       Per Note.................         100%                   %                      %
       Total....................          $                     $                      $

                         RBC Capital Markets Corporation
                    Pricing Supplement dated February , 2007

                      [THIS PAGE INTENTIONALLY LEFT BLANK.]

                                TABLE OF CONTENTS

Pricing Supplement
Summary.....................................................................................    P-2
Risk Factors................................................................................    P-6
The Basket..................................................................................    P-11
Specific Terms of the Notes.................................................................    P-18
Use of Proceeds and Hedging.................................................................    P-24
Supplemental Tax Considerations.............................................................    P-25
Supplemental Plan of Distribution...........................................................    P-27

Prospectus Supplement
About This Prospectus Supplement............................................................    S-3
Recent Developments.........................................................................    S-3
Consolidated Ratios of Earnings to Fixed Charges............................................    S-3
Risk Factors................................................................................    S-4
Use of Proceeds.............................................................................    S-7
Description of the Notes We May Offer.......................................................    S-8
Certain Income Tax Consequences.............................................................    S-27
Employee Retirement Income Security Act.....................................................    S-40
Supplemental Plan of Distribution...........................................................    S-41
Documents Filed as Part of the Registration Statement.......................................    S-46

Prospectus
Documents Incorporated by Reference.........................................................    1
Where You Can Find More Information.........................................................    3
About This Prospectus.......................................................................    3
Caution Regarding Forward-Looking Information...............................................    4
Royal Bank of Canada........................................................................    5
Risk Factors................................................................................    5
Use of Proceeds.............................................................................    5
Consolidated Ratios of Earnings to Fixed Charges............................................    6
Description of Securities We May Offer......................................................    6
Additional Mechanics........................................................................    9
Special Situations..........................................................................    11
Subordination Provisions....................................................................    13
Defeasance..................................................................................    14
Events of Default...........................................................................    15
Ownership and Book-Entry Issuance...........................................................    16
Our Relationship with the Trustee...........................................................    21
Tax Consequences............................................................................    21
Plan of Distribution........................................................................    22
Validity of Securities......................................................................    23
Experts.....................................................................................    23
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others...............    24
Documents Filed as Part of the Registration Statement.......................................    24

                      [THIS PAGE INTENTIONALLY LEFT BLANK.]

                                     SUMMARY

     The Hyper Lever Notes (the "Notes") are medium-term notes issued by Royal Bank offering a leveraged return linked to the appreciation, if any, of a basket of commodities (the "Basket") at maturity. The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. We urge non-U.S. investors to read "Risk Factors--Non-U.S. Investors May Be Subject to Certain Additional Risk". The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated January 5, 2007, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated January 5, 2007, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations:

o Exposure to Basket Appreciation--The Notes are designed for investors who believe that the Basket level on the final valuation date will be higher than the Basket level on the initial valuation date. You will receive a positive return on your Notes only if the Basket appreciates. You will receive any such gains at maturity.

o Leveraged Return--If the Basket level on the final valuation date is higher than the Basket level on the initial valuation date, you will receive a positive return on your Notes equal to four times the percentage change of such appreciation.

o No Principal Protection--You will lose some of your principal amount invested ("principal amount") at maturity, if the Basket level on the final valuation date is lower than the Basket level on the initial valuation date. Such principal loss may be significant.

o Diversification--The Notes may provide diversification within your portfolio through exposure to the commodities in the Basket.

Selected Risk Considerations:

     An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" in this pricing supplement.

o Principal at Risk--You may receive less, and possibly significantly less, than your principal amount at maturity, if the Basket level on the final valuation date is lower than the Basket level on the initial valuation date at a rate of 1% loss of principal for every 1% decrease in the Basket level.

o No Interest or Dividend Payments--You will not receive any interest payments on the Notes. Any return on your Notes will be paid at maturity.

o There May Be Little or No Secondary Market for the Notes--The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. RBC Capital Markets Corporation and potentially other affiliates of Royal Bank intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

The Notes may be a suitable investment for you if:

o You believe the level of the Basket will increase during the term of the Notes (and therefore you will receive a positive return on your investment).

o    You are willing to hold the Notes to maturity.

o    You do not seek current income from this investment.

The Notes may not be a suitable investment for you if:

o    You are unwilling to risk any loss of principal.

o You believe the level of the Basket will depreciate during the term of the Notes (and therefore you will receive a negative return on your investment).

o You prefer the lower risk and therefore accept the potentially lower returns of unindexed fixed income investments with comparable maturities and credit ratings.

o    You are unable or unwilling to hold the Notes to maturity.

o    You seek current income from your investment.

o    You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

     The Notes should be treated as a pre-paid forward contract with respect to the Basket and the terms of the Notes require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. If the Notes are so treated, you should recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and your tax basis in the Notes. In general, your tax basis in your Notes will be equal to the price you paid for it. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 15% where the property is held for more than one year. The deductibility of capital losses is subject to limitations. Your holding period for your Notes will generally begin on the date after the issue date (i.e., the settlement date) for your Notes and, if you hold your Notes until maturity, your holding period will generally include the maturity date.

     For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax
Considerations--Supplemental U.S. Tax Considerations" on page P-25.

     For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" on page P-26.

How Do the Notes Perform at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

Step 1: What is the final basket level and is it less or greater than the initial basket level?

The "initial basket level" is the closing level of the Basket on the initial valuation date and the "final basket level" is the closing level of the Basket on the final valuation date.

Step 2: Calculate the percentage change.

The Percentage Change is an amount (expressed as a percentage and rounded to two decimal places) equal to the sum of the Weighted Component Changes for the five Basket Commodities.

The Weighted Component Change for each Basket Commodity will be determined as follows:

                                                     (C(f)  -  C(i))
                              Component Weight   x   ---------------
                                                           C(i)

     where,

     C(f) is the Reference Price of the Basket Commodity, "C", on the final valuation date.

     C(i) is the Reference Price of the Basket Commodity, "C", on initial valuation date.

Step 3: Calculate the payment at maturity.

If the final basket level is greater than the initial basket level, then, at maturity, you will receive a cash payment equal to:

     principal amount + (principal amount x percentage change x 400%)

If the final basket level is less than the initial basket level, then, at maturity, you will receive a cash payment equal to:

     principal amount + (principal amount x percentage change)

Example 1 --   The principal amount is $5,000. The basket level on the final valuation date is greater than the basket level on the initial valuation date (the percentage change is positive).

               Percentage Change        30%

               Payment at Maturity      principal amount + (principal amount x
                                        percentage change x participation rate)
                                        = $5,000 + ($5,000 x 30% x 400%) =
                                        $5,000 + $6,000 = $11,000

               On a $5,000 investment, a 30% percentage change results in a payment at maturity of $11,000, a 120% return on the Notes.


Example 2 --   The principal amount is $5,000. The basket level on the final valuation date is less than the basket level on the initial valuation date (the percentage change is negative).

               Percentage Change         -40%

               Payment at Maturity      principal amount + (principal amount x
                                        percentage change) = $5,000 + ($5,000 x
                                        -40%) = $5,000 - $2,000 = $3,000.

               On a $5,000 investment, a -40% percentage change results in a payment at maturity of $3,000, a -40% return on the Notes.

     The following table illustrates the hypothetical return at maturity of the Notes over a range of performances of the Basket, assuming an initial basket level of 100. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total return applicable to an investor in the Notes. The numbers appearing in the following table have been rounded for ease of analysis. The hypothetical total returns set forth do not represent an annualized compounded return, but rather the total return on the Notes at maturity.

    Final Basket Level          Percentage Change       Total Return on Notes
    ------------------          -----------------       ---------------------
             0                      -100.00%                  -100.00%
            20                       -80.00%                   -80.00%
            50                       -50.00%                   -50.00%
            65                       -35.00%                   -35.00%
            70                       -30.00%                   -30.00%
            75                       -25.00%                   -25.00%
            80                       -20.00%                   -20.00%
            85                       -15.00%                   -15.00%
            90                       -10.00%                   -10.00%
            95                        -5.00%                    -5.00%
           100                         0.00%                     0.00%
           102                         2.00%                     8.00%
           104                         4.00%                    16.00%
           106                         6.00%                    24.00%
           108                         8.00%                    32.00%
           110                        10.00%                    40.00%
           112                        12.00%                    48.00%
           114                        14.00%                    56.00%
           116                        16.00%                    64.00%
           118                        18.00%                    72.00%
           120                        20.00%                    80.00%
           125                        25.00%                   100.00%
           130                        30.00%                   120.00%
           150                        50.00%                   200.00%
           180                        80.00%                   320.00%
           200                       100.00%                   400.00%

                                  RISK FACTORS

     The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of a basket of five exchange-traded physical commodities -- aluminum, copper, nickel, zinc and crude oil (the "Basket Commodities"). Investing in the Notes is not equivalent to investing directly in the Basket Commodities themselves or the related futures and forward contracts. See "The Basket" below for more information.

     This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Do Not Pay Interest or Guarantee Return of Your Investment

     The Notes do not pay interest and may return less, possibly significantly less, than the principal amount invested. The amount payable at maturity will be determined pursuant to the terms described in this pricing supplement. At maturity, if the Basket level on the final valuation date is lower than the Basket level on the initial valuation date, you will lose a portion of your principal amount at a rate of 1% loss of principal for every 1% decrease in the Basket level.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Volatile Commodities Prices

     The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the settlement prices of the exchange-traded futures and forward contracts on the Basket Commodities will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

     o the market price of the Basket Commodities underlying the exchange-traded futures and forward contracts in the Basket;

     o the volatility of the market prices of the Basket Commodities (i.e., the frequency and magnitude of changes in the level of each Basket Commodity);

     o    the time remaining to the maturity of the Notes;

     o supply and demand for the Notes, including inventory positions with RBC Capital Markets Corporation or any other market maker;

     o    the general interest rate environment;

     o economic, financial, political, regulatory, geographical, biological or legal events that affect the market price of the Basket Commodities or the exchange-traded futures and forward contracts in the Basket or that affect commodities and futures markets generally; or

     o    the creditworthiness of Royal Bank.

     These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor.

Suspension or Disruptions of Market Trading in the Commodity and Related Futures Markets May Adversely Affect the Value of Your Notes

     The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price". Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the market price of the relevant futures and forward contracts and, therefore, the value of your Notes.

Risks Associated with the Basket May Adversely Affect the Market Price of the Notes

     Because the Notes are linked to the Basket, which currently reflects the return on futures and forward contracts on five different exchange-traded physical commodities, it will be less diversified than funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the exchange-traded physical commodities underlying the futures and forward contracts included in the Basket are concentrated in two sectors, base metals and energy. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

Risks You Should Consider Relating to Trading of Commodities on the LME

     The market prices of aluminum, copper, nickel and zinc will be determined by reference to the settlement prices of contracts traded on the LME. As discussed below, the LME is a principals' market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than the futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the final valuation date, the prices of the contracts used to determine the Reference Prices of aluminum, copper, nickel and zinc, and consequently the payment at maturity, could be adversely affected.

Commodity Prices May Change Unpredictably, Affecting the Value of Your Notes in Unforeseeable Ways

     Trading in futures and forward contracts on the Basket Commodities is speculative and can be extremely volatile. Market prices of the Basket Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments and changes in interest rates. These factors may affect the value of the related contracts and the value of your Notes in varying ways, and different factors may cause the value of different Basket Commodities, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

You Will Not Receive Interest Payments on the Notes or Have Rights in the Exchange-Traded Futures Contracts on the Basket Commodities

     You will not receive any periodic interest payments on the Notes. As an owner of the Notes, you will not have rights that holders of the exchange-traded futures and forward contracts on the Basket Commodities may have.

There May Not Be an Active Trading Market in the Notes--Sales in the Secondary Market May Result in Significant Losses

     You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. RBC Capital Markets Corporation and other affiliates of Royal Bank currently intend to make a market for the Notes although they are not required to do so. RBC Capital Markets Corporation or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

Trading and Other Transactions by Royal Bank or its Affiliates in Basket Commodities, Futures, Options, Exchange-Traded Funds or Other Derivative Products on the Basket Commodities May Impair the Market Value of the Notes

     As described below under "Use of Proceeds and Hedging" in this pricing supplement, we or one or more affiliates (or an unaffiliated party or parties with whom we contract) may hedge our obligations under the Notes by purchasing the Basket Commodities, futures or options on the Basket Commodities, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Basket Commodities, and we or such unaffiliated party or parties may adjust these hedges by, among other things, purchasing or selling Basket Commodities, futures, options or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Basket Commodities at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of the Basket Commodities and the value of the Basket and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates (or an unaffiliated party or parties with whom we contract) could receive substantial returns from these hedging activities while the market value of the Notes declines.

     We or one or more of our affiliates may also engage in trading in the Basket Commodities, the exchange-traded futures and forward contracts on the Basket Commodities, and other investments relating to the Basket Commodities on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price of the Basket Commodities, the exchange-traded futures and forward contracts on the Basket Commodities, the value of the Basket and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket Commodities or the exchange-traded futures and forward contracts on the Basket Commodities. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

The Business Activities of Royal Bank or its Affiliates May Create Conflicts of Interest

     As noted above, we and our affiliates expect to engage in trading activities related to the Basket Commodities and the exchange-traded futures and forward contracts on the Basket Commodities, which are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in our proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our customers and in accounts under our management. These trading activities, if they influence the Reference Prices of the Basket Commodities, could be adverse to the interests of the holders of the Notes. Moreover, we and RBC Capital Markets Corporation have published and in the future expect to publish research reports with respect to some or all of the Basket Commodities. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, RBC Capital Markets Corporation or our other affiliates may affect the market price of the Basket Commodities and the related exchange-traded futures and forward contracts and, therefore, the market value of the Notes.

Royal Bank and Its Affiliates Have No Affiliation with the LME or NYMEX and Are Not Responsible for Their Public Disclosure of Information

     We and our affiliates are not affiliated with the LME or NYMEX in any way and have no ability to control or predict their actions, including any errors in or discontinuation of their disclosure. Neither the LME nor NYMEX is under any obligation to continue to maintain any futures and forward contracts. If the LME or NYMEX discontinues or materially changes the terms of any futures and forward contracts on the Basket Commodities, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor futures and forward contract selected in its sole discretion. If the calculation agent determines in its sole discretion that no comparable futures and forward contract exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See "Specific Terms of the Notes--Extraordinary Event" and "--Adjustments to the Basket and Reference Price" in this pricing supplement.

     You, as an investor in the Notes, should make your own investigation into the Basket Commodities, the related futures contracts and the exchanges on which they trade.

The Calculation Agent Can Postpone the Calculation of the Basket Coupon or the Maturity Date If an Extraordinary Event Occurs on the Final Valuation Date

     The calculation of the Basket Coupon may be postponed if the calculation agent determines that an extraordinary event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the calculation agent will instead use the settlement prices on the relevant futures and forward contracts on the first business day after that day on which no extraordinary event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days. If the final valuation date is postponed to the last possible day, but an extraordinary event occurs or is continuing on such last possible day, that day will nevertheless be the final valuation date. If an extraordinary event is occurring on the last possible final valuation date, the calculation agent will make a good faith estimate in its sole discretion of the Basket Coupon that would have prevailed in the absence of the extraordinary event. See "Specific Terms of the Notes--Extraordinary Event" in this pricing supplement.

     If an extraordinary event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The Calculation Agent Can Modify the Composition of the Basket and the Determination of the Reference Prices of the Basket Commodities

     The composition of the Basket and the method of calculating the Reference Prices of the Basket Commodities may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if the terms of the contracts used for determining the Reference Price of a Basket Commodity are changed in a material respect by the commodity exchange upon which the contract trades, or if a Reference Price is not available for a Basket Commodity for any reason, then the calculation agent may take such action, including adjustments to the Basket or to the method of calculating the Reference Price of that Basket Commodity, as it deems appropriate. See "Specific Terms of the Notes--Adjustments to the Basket and Reference Price" in this pricing supplement. Such changes could adversely affect the Basket Coupon and, consequently, the payment at maturity on the Notes.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain U.S. and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

                                   THE BASKET

General

     The Basket is comprised of five exchange-traded physical commodities, each of which falls within one of the following two general sectors: base metals and energy. The inclusion or exclusion of a commodity in the Basket is not a recommendation to invest in or divest any interest in such commodity. Neither Royal Bank nor any of its affiliates makes any representation or warranty as to the performance of the Basket Commodities or the Basket.

     Royal Bank or its affiliates may presently or from time to time invest in, or divest an interest in, one or more "commodity investments" (i.e., trading of commodities and futures and forward contracts with respect to the commodities and other instruments and derivative products based on the commodities and/or the Basket), may render investment advice to a third party with respect to one or more commodity investments or may facilitate on behalf of a third party an investment in, or a divestiture of an interest in, one or more commodity investments. In the course of such business, Royal Bank or its affiliates may acquire nonpublic information with respect to such commodity investments and, in addition, one or more affiliates of Royal Bank may produce and/or publish research reports with respect to such commodity investments. Royal Bank does not make any representation or warranty to any purchaser of a Note with respect to any matters whatsoever relating to such activities.

     The information relating to the Basket Commodities, the information about the market in which the Basket Commodities trade and the price data plotted to chart the history of the prices of the Basket Commodities has been derived from publicly available sources and is presented in summary form for informational purposes only. As such, neither Royal Bank nor any of its affiliates has independently verified this information or assumes any responsibility for the accuracy or completeness of such information.

     Any prospective investor in the Notes should understand the commodity futures, forward and spot markets and should undertake an independent investigation of the Basket Commodities such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

The Principal Exchanges

     The reference prices of the Basket Commodities are determined by reference to the official settlement prices of futures and forward contracts traded on the following commodities markets, the LME and NYMEX (the "Principal Exchanges", and each a "Principal Exchange"). You should make your own investigation into the Principal Exchanges to determine whether the Notes are a suitable investment for you.

     An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price or, in the case of a futures contract on an index, providing for the payment and receipt of a cash settlement. By its terms, a futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as "short") and acquired by the purchaser (whose position is therefore described as "long") or in which the cash settlement amount is required to be paid. Prior to the date on which delivery is to be made under a futures contract, the exchange clearing house will require the holders of short positions to state their intentions with respect to delivery and, to the extent that such holders elect to make delivery (as opposed to cash settlement), the clearing house will match them with holders of long positions, who will then be required to accept delivery. In the vast majority of cases, actual delivery under contracts never takes place, as contracts are often liquidated with offsetting futures transactions prior to the maturity of the original contract.

     No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents, which varies based on the requirements imposed by the exchange clearing houses, but which may be as low as 5% or less of the value of the contract, must be deposited with the broker as "initial margin". This margin deposit collateralizes the obligations of the parties to the futures contract to perform their obligations under such contract. By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return which may be realized from an investment in futures contracts. Subsequent payments to and from the broker, referred to as "variation margin", are then normally made on a daily basis as the price of the futures contract fluctuates, thereby making existing positions in the futures contract more or less valuable, a process known as "marking to the market".

     Futures contracts are traded on organized exchanges, known as "contract markets," through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the position was entered into, which operates to terminate the position and fix the trader's profit or loss. U.S. contract markets (including the NYMEX), as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Securities and Investment Board in the United Kingdom (the "SIB")).

The LME

     The LME was established in 1877 and is the principal base-metal exchange in the world on which contracts for delivery of copper, lead, zinc, tin, aluminum, aluminum alloy and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals' market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting "back-to-back" contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for delivery on any day (referred to as a "prompt date") from one day to three months following the date of contract, the average amount of time it took a ship to sail from certain Commonwealth countries to London. Currently, LME contracts may be established for monthly delivery up to 63, 27 and 15 months forward (depending on the commodity). Further, because it is a principals' forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

     The LME is not a cash cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the SIB.

     The bulk of trading on the LME is transacted through inter-office dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:40 am to 1:15 pm and from 3:10 to 4:35 pm, London time. The two sessions are each broken down into two rings made up of five minutes' trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

     Copper and tin have traded on the LME since its establishment. The Copper Contract was upgraded to High Grade Copper in November 1981 and again to today's Grade-A Contract which began trading in June 1986. Primary Aluminum was introduced as a 99.5% contract in December 1978 and today's 99.7% High Grade Aluminum Contract began trading in August 1987. Nickel joined the exchange the year after aluminum, in April 1979. The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all aluminum, lead, nickel, tin and zinc.

The NYMEX

     The NYMEX, located in New York City, is the principal exchange for the trading of oil futures contracts. The NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. The establishment of energy futures on the NYMEX occurred in 1978, with the introduction of heating oil futures contracts. The NYMEX opened trading in leaded gasoline futures in 1981, followed by the crude oil contract in March 1983 and unleaded gasoline futures in 1984.

The Basket Commodities

Aluminum

     Aluminum is the most heavily produced and consumed non-ferrous metal in the world. Its low density and malleability has been recognized by the industrial world. Aluminum has many diverse applications, ranging form beverage cans to cars. In 2001, world primary refined production alone totaled over 24 million tons. The total turnover for LME primary aluminum futures and options in 2001 was over 25 million lots (625 million tons).



                         LME Aluminum (2/1/97 - 2/1/07)
                                 [CHART OMITTED]

Copper

     One of the "original" metals, copper shared an era of history with tin as a fundamental component of the Bronze Age. However, its primary properties in modern-times are its electrical conductivity and heat-transfer abilities making it invaluable for use in the building construction and electrical industries. Copper's malleability, strength and corrosion resistant qualities also make it an excellent alloying agent for the production of intricate shapes--particularly in brass and bronze. This alloying factor made copper one of the most important industrial metals of the 19th century and it naturally became the flagship contract of the LME when it was established in 1877.



                          LME Copper (2/1/97 - 2/1/07)
                                 [CHART OMITTED]

Nickel

         As an alloying metal, the uses of nickel are very diverse. Its high melting point and resistance to corrosion have provided a wide scope for the metal's development. Early in the twentieth century, it was discovered that by combining nickel with steel, even in small quantities, the durability of the steel increased significantly with regards to corrosion resistance and strength. This partnership has endured and the steel industry is now the single largest consumer of nickel today.

         With the introduction of nickel trading to the LME in 1979, the Exchange's coverage of all major non-ferrous metals was complete. The LME is acknowledged as the principal pricing mechanism for nickel producers and consumers worldwide and is the only exchange in the world to provide facilities for the industry to hedge sales and purchases.



                          LME Nickel (2/1/97 - 2/1/07)
                                 [CHART OMITTED]

Zinc

     Zinc is the fourth most widely used metal in the world. Its resistance to non-acidic atmospheric corrosion means that zinc is instrumental in prolonging the life of buildings, vehicles, ships and steel goods and structures of every kind. Accordingly, galvanising accounts for more than half of all present day applications of metal, and this figure is increasing.



                           LME Zinc (2/1/97 - 2/1/07)
                                [CHART OMITTED]

Crude Oil

     Crude oil is the world's most actively traded commodity, and the NYMEX Division light, sweet crude oil futures contract is the world's most liquid forum for crude oil trading, as well as the world's largest-volume futures contract trading on a physical commodity. Because of its liquidity and price transparency, the contract is used as a principal international pricing benchmark. Additional risk management and trading opportunities are offered through options on the futures contract; calendar spread options; crack spread options on the pricing differential of heating oil futures and crude oil futures and gasoline futures and crude oil futures; and average price options.

     The contract trades in units of 1,000 barrels, and the delivery point is Cushing, Oklahoma, which is also accessible to the international spot markets via pipelines. The contract provides for delivery of several grades of domestic and internationally traded foreign crudes, and serves the diverse needs of the physical market.

     Light, sweet crudes are preferred by refiners because of their low sulfur content and relatively high yields of high value products such as gasoline, diesel fuel, heating oil, and jet fuel.



                      NYMEX WTI Crude Oil (2/1/97 - 2/1/07)
                                 [CHART OMITTED]

                           SPECIFIC TERMS OF THE NOTES

     In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer--Legal Ownership" in the accompanying prospectus supplement and "Description of the Notes We May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus.

     The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series C" (the "medium-term notes") that we may issue under the senior indenture, as amended, dated October 23, 2003, between Royal Bank and The Bank of New York (replacing JPMorgan Chase Bank, National Association), as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

     Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     We describe the terms of the Notes in more detail below.

Coupon

     We will not pay you interest during the term of the Notes.

Minimum Investment

     The minimum investment in the Notes will be US$1,000 (non-U.S. investors may be subject to higher minimum investment).

Denomination

     We will offer the Notes in denominations of US$1,000.

Defeasance

     There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

     You will receive a cash payment at maturity that is based on the Percentage Change of the Basket, which may be positive or negative.

     If the basket level on the final valuation date is greater than the basket level on the initial valuation date, the Percentage Change will be positive and at maturity you will receive an amount equal to:

          Principal Amount + (Principal Amount x Percentage Change x Participation Rate)

          If the basket level on the final valuation date is less than the basket level on the initial valuation date, the Percentage Change will be negative and you will receive less than all of the Principal Amount, in an amount equal to:

          Principal Amount + (Principal Amount x Percentage Change)

     The Participation Rate is 400%.

     The Percentage Change is an amount (expressed as a percentage and rounded to two decimal places) equal to the sum of the Weighted Component Changes for the five Basket Commodities.

     The Weighted Component Change for each Basket Commodity will be determined as follows:

                                                     (C(f)  -  C(i))
                              Component Weight   x   ---------------
                                                           C(i)

     where,

     C(f) = Reference Price of each Basket Commodity, "C", on the final valuation date

     C(i) = Reference Price of each Basket Commodity, "C", on the initial valuation date

     The Component Weights for each Basket Commodity are as follows:

       Basket Commodity                                         Component Weight
       ----------------                                         ----------------
       Aluminum..............................................        20.00%
       Copper................................................        20.00%
       Nickel................................................        20.00%
       Zinc..................................................        20.00%
       Crude Oil.............................................        20.00%


     The method of determination for the Reference Price for each Basket Commodity is specified under "--Reference Prices" below. The method may be adjusted by the calculation agent upon the occurrence of certain extraordinary events as set forth under "--Adjustments to the Basket and Reference Price" below.

Maturity Date

     If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone the final valuation date--and therefore the maturity date--if an extraordinary event occurs or is continuing on a day that would otherwise be the final valuation date. We describe extraordinary events under "--Extraordinary Event" below.

     In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Final Valuation Date

     The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that an extraordinary event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that an extraordinary event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Reference Prices

     The reference price for each Basket Commodity (the "Reference Price") have been determined on the initial valuation date and will be determined on the final valuation date as described below:

Aluminum

     The Reference Price for aluminum on the initial valuation date will be the official "cash offer" settlement price at 1:00 p.m. (London Time) quoted in U.S. dollars per ton of primary aluminum on the LME, as determined and made public by the LME and displayed on page "MTLE" of the Reuters Monitor Money Rates Service.

     The Reference Price for aluminum on the final valuation date will be the official "cash offer" settlement price at 1:00 p.m. (London Time) quoted in U.S. dollars per ton of primary aluminum on the LME, as determined and made public by the LME and displayed on page "MTLE" of the Reuters Monitor Money Rates Service.

Copper

     The Reference Price for copper on the initial valuation date is the official "cash offer" settlement price at 12:35 p.m. (London Time) quoted in U.S. dollars per ton of copper-Grade A on the LME, as determined and made public by the LME and displayed on page "MTLE" of the Reuters Monitor Money Rates Service.

     The Reference Price for copper on the final valuation date will be the official "cash offer" settlement price at 12:35 p.m. (London Time) quoted in U.S. dollars per ton of copper-Grade A on the LME, as determined and made public by the LME and displayed on page "MTLE" of the Reuters Monitor Money Rates Service.

Nickel

     The Reference Price for nickel on the initial valuation date is the official "cash offer" settlement price at 1:05 p.m. (London Time) quoted in U.S. dollars per ton of Primary Nickel on the LME or its successor, as determined and made public by the LME and displayed on page "MTLE" of the Reuters Monitor Money Rates Service.

     The Reference Price for nickel on the final valuation date is the official "cash offer" settlement price at 1:05 p.m. (London Time) quoted in U.S. dollars per ton of Primary Nickel on the LME or its successor, as determined and made public by the LME and displayed on page "MTLE" of the Reuters Monitor Money Rates Service.

Zinc

     The Reference Price for zinc on the initial valuation date is the official "cash offer" settlement price at 12:55 p.m. (London Time) quoted in U.S. dollars per tonne of Special High Grade Zinc on the LME, as determined and made public by the LME and displayed on page "MTLE" of the Reuters Monitor Money Rates Service.

     The Reference Price for zinc on the final valuation date will be the official "cash offer" settlement price at 12:55 p.m. (London Time) quoted in U.S dollars per tonne of Special High Grade Zinc on the LME, as determined and made public by the LME and displayed on page "MTLE" of the Reuters Monitor Money Rates Service.

Crude Oil

     The Reference Price for crude oil on the initial valuation date is the official settlement price for one barrel of light, sweet crude oil on the NYMEX or its successor, of the first futures contract to expire following the initial valuation date, stated in U.S. dollars, as made public by the NYMEX and available on the exchange's website www.nymex.com or Reuters page "SETT" on the initial valuation date.

     The Reference Price for crude oil on the final valuation date will be the official settlement price for one barrel of light sweet crude oil on the NYMEX or its successor, of the first futures contract to expire following the final valuation date, stated in U.S. dollars, as made public by the NYMEX and available on the exchange's website www.nymex.com or Reuters page "SETT" on the final valuation date.

Reference Prices on the Initial Valuation Date

             Aluminum        Copper       Nickel       Zinc      Crude Oil
             --------        ------       ------       ----      ---------
               $/ton         $/ton        $/ton       $/ton       $/barrel
C(i).....                      $            $           $            $

Adjustments to the Basket and Reference Price

     The composition of the Basket and/or the method of determining the Reference Price may be adjusted from time to time by the calculation agent, as follows:

     o In the event that an official settlement price is not available for a Basket Commodity for whatever reason, including any discontinuance of trading in the relevant contract by the LME or NYMEX then the calculation agent may take such action, including adjustments to the Basket or to the method of determining such Reference Price as it deems appropriate. By way of example, and without limitation, if a contract which serves as the basis for determining the Reference Price of a particular Basket Commodity is discontinued by the exchange on which it traded, the calculation agent may determine such Reference Price for that Basket Commodity by reference to another contract for the Basket Commodity traded on another exchange or to its bid for the Basket Commodity for delivery on the final valuation date.

     o In the event that the terms of any contract used for determining the Reference Price of any Basket Commodity are changed in a material respect by the commodity exchange upon which the contract trades, the calculation agent may take such action, including adjustments to the Basket or to the method of determining the Reference Price of that Basket Commodity, as it deems appropriate. Although we are not aware of any planned modification of the terms of any contract, no assurance can be given that such modifications will not occur prior to the stated maturity date.

     No adjustment will be made unless the calculation agent determines, in its sole discretion, that such adjustment is appropriate to maintain the validity of the Reference Price as an economic benchmark for the affected Basket Commodity. Such adjustments, if any, may be made by the calculation agent at any time, or from time to time, on or prior to the stated maturity date. No adjustment will be made other than in accordance with the above.

Extraordinary Event

     As set forth under "--Payment at Maturity" above, the calculation agent will determine the Basket Coupon on the final valuation date. As described above, the final valuation date may be postponed and thus the determination of the Basket Coupon may be postponed if the calculation agent confirms that, on the final valuation date, an extraordinary event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the Reference Prices of the Basket Commodities on the first business day after the final valuation date on which no extraordinary event occurs or is continuing to determine the Basket Coupon. In no event, however, will the determination of the Basket Coupon be postponed by more than ten business days.

     If the determination of the Basket Coupon is postponed to the last possible day, but an extraordinary event occurs or is continuing on that day, that day will nevertheless be the date on which the Basket Coupon will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Reference Prices that would have prevailed in the absence of the extraordinary event and calculate the Basket Coupon.

     An extraordinary event means any event, circumstance or cause which Royal Bank determines, and the calculation agent confirms, has or will have a material adverse effect on the ability of Royal Bank to perform its obligations under the Notes or to hedge its position in respect of its obligation to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect:

     o the occurrence or existence during the one-half hour period that ends at the close of trading of any suspension of or limitation on trading (by reason of movements in price exceeding limits permitted by the relevant Principal Exchange or otherwise) on the relevant Principal

          Exchange in the applicable Basket Commodity or a general limitation on prices for such Basket Commodities on any Principal Exchange;

     o a suspension, absence or material limitation of trading in futures contracts, forward contracts or options contracts related to the Basket or the one or more Basket Commodities on any relevant Principal Exchange or a limitation on trading in futures, forward or options contracts on any relevant Principal Exchange on any one day by reason of movements in prices that exceed the price permitted by such exchanges;

     o the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other government authority which would make it unlawful or impracticable for Royal Bank to perform its obligations under the Notes or for dealers to execute, maintain or modify a hedge in a position in respect of the Basket or an Basket Commodity;

     o the taking of any action by any governmental, administrative, legislative or judicial authority or power of Canada, the United States of America, Japan or the European Union or any political subdivision thereof which has a material adverse effect on the financial markets thereof; or

     o any outbreak or escalation of hostilities or other national or international calamity or crisis (including, without limitation, natural calamities) which has or would have a material adverse effect on the ability of Royal Bank to perform its obligations under the Notes or of a dealer to execute, maintain or modify a hedge of a position with respect to the Basket or an Basket Commodity or a material and adverse effect on the economy of Canada, the United States of America, Japan or the European Union or the trading of commodities, contracts or other instruments generally on any Principal Exchange.

     The following events will not be extraordinary events:

     o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of a Principal Exchange; or

     o a decision to permanently discontinue trading in the option or futures and forward contracts relating to any Basket Commodity (see "--Adjustments to the Basket and Reference Price" above).

     For this purpose, an "absence of trading" in the Principal Exchange on which option or futures and forward contracts related to any Basket Commodities are traded will not include any time when that Principal Exchange is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount".

     For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Debt Securities--Modification and Waiver" and "--Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies".

Default Amount

     The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest -- or, if there is only one, the only -- quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

     Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

     When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in London and New York City are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

     The Bank of New York will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations or confirmations regarding the Reference Price of each of the Basket Commodities, extraordinary events, business days, the default amount, the Basket Coupon and the amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of and confirmations by the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or confirmations by the calculation agent.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We or our affiliates (or an unaffiliated party or parties with whom we contract) may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates (or such unaffiliated party or parties) expect to enter into hedging transactions involving purchases of Basket Commodities included in or linked to the Basket and/or listed and/or over-the-counter options or futures or forward on the Basket Commodities prior to or on the initial valuation date. From time to time, we or our affiliates (or such unaffiliated party or parties) may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates (or such unaffiliated party or parties) may:

     o acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of the Basket Commodities,

     o acquire or dispose of long or short positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or commodities, or

     o    any combination of the above two.

     We or our affiliates (or such unaffiliated party or parties) may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates (or such unaffiliated party or parties) may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Basket Commodities, listed or over-the-counter options or futures or forwards on Basket Commodities or listed or over-the-counter options, futures, forwards, exchange-traded funds or other instruments based on the level of indices designed to track the performance of the Basket Commodities or other components of the commodities market.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" in this pricing supplement for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS

     The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus. It applies to you only if you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

     o    a dealer in securities or currencies;

     o a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

     o    a bank;

     o    a life insurance company;

     o    a tax-exempt organization;

     o    a partnership or other pass-through entity,

     o a person that owns a note as a hedge or that is hedged against interest rate risks;

     o a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

     o a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

     This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     This subsection describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for U.S. federal income tax purposes:

     o    a citizen or resident of the United States;

     o    a domestic corporation;

     o an estate whose income is subject to U.S. federal income tax regardless of its source; or

     o a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

     The Notes should be treated as a pre-paid forward contract with respect to the Basket Commodities and the terms of the Notes require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. If the Notes are so treated, you should recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and your tax basis in the Notes. In general, your tax basis in your Notes will be equal to the price you paid for it. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 15% where the property is held for more than one year. The deductibility of capital losses is subject to limitations. Your holding period for your Notes will generally begin on the date after the issue date (i.e., the settlement date) for your Notes and, if you hold your Notes until maturity, your holding period will generally include the maturity date.

     Alternative Treatments. It would also be possible to treat the Notes as a debt instrument subject to the special tax rules governing contingent debt instruments. If the Notes are so treated, you would be required to accrue interest income over the term of your Notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Notes. You would recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes. In general, your adjusted basis in your Notes would be equal to the amount you paid for your Notes, increased by the amount of interest you previously accrued with respect to your Notes. Any gain you recognize upon the sale, redemption or maturity of your Notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your Notes, and thereafter, would be capital loss. If the Notes are treated as a contingent debt instrument and you purchase your Notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the Notes, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in Treasury Regulations governing contingent debt instruments. Accordingly, if you purchase your Notes in the secondary market, you should consult your tax adviser as to the possible application of such rules to you.

     Because of the absence of authority regarding the appropriate tax characterization of your Notes, it is possible that the Internal Revenue Service could seek to characterize your Notes in a manner that results in tax consequences to you that are different from those described above. For example, the Internal Revenue Service could possibly assert that any gain or loss that you recognize upon the maturity of the Notes should be treated as ordinary gain or loss. You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your Notes for U.S. federal income tax purposes.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-- Certain Canadian Income Tax Consequences" in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

     Interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We have agreed to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corporation (the "Underwriter") has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of %. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to % of the principal amount of the Notes. The Underwriter may allow, and the brokers or dealers may reallow, a discount not to exceed % of the principal amount of the Notes. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the Notes as such term is defined in the Securities Act of 1933. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

     In the future, RBC Capital Markets Corporation or another of our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.





                                       US$



                                   [RBC LOGO]



                              Royal Bank of Canada
                    Senior Global Medium-Term Notes, Series C
                     Hyper Lever Notes due February 26, 2010
              Linked to the Performance of a Basket of Commodities


                                 February , 2007